FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated March 21, 2005 (“Customers Around The World Choose BlackBerry For Novell GroupWise")

News Release dated March 21, 2005 (“Cable & Wireless To Offer BlackBerry In Eastern Caribbean Islands")

News Release dated March 21, 2005 (“RIM To Host Fourth Annual Wireless Enterprise Symposium")

Page No 5 3 3

Document 1

March 21, 2005

FOR IMMEDIATE RELEASE

Customers Around the World Choose BlackBerry for Novell GroupWise

Waterloo, ON – March 21, 2005 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Novell are meeting with GroupWise customers this week at the Novell BrainShare 2005 conference to plan broader deployments as well as new pilots for the BlackBerry® wireless platform. BlackBerry Enterprise Server™ v4.0 for Novell GroupWise, which launched worldwide earlier this year, is already gaining popularity with a wide range of business and government organizations because of the outstanding wireless features, exceptional manageability, enhanced security and simplified application development capabilities it offers to Novell GroupWise customers.

“BlackBerry continues to be the leading wireless platform for enterprise customers because of its unique architecture and ability to satisfy both users and IT departments. BlackBerry elegantly integrates with email systems as well as a variety of back-end systems to extend information and communications to people when and where they need it,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Addressing Novell’s significant presence in the marketplace, particularly in government, legal and healthcare sectors, BlackBerry provides GroupWise users with the productivity and freedom of wireless connectivity while IT departments can leverage the security, reliability, manageability and scalability of the BlackBerry platform.”

“The integration of Novell GroupWise and BlackBerry Enterprise Server means our customers will have the opportunity to experience always-on wireless access to email and extend their investment in GroupWise to wireless environments,” said Ed Anderson, vice president of product marketing for Novell’s platforms group. “BlackBerry Enterprise Server for Novell GroupWise is so compelling and delivers such a strong return on investment that we have begun implementing it throughout our own company and have been enjoying the productivity benefits of wireless access to information.”

BlackBerry is an award-winning wireless platform that helps users stay connected to people and information. BlackBerry Enterprise Server v4.0 is designed to work with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. BlackBerry Enterprise Server v4.0 now brings advanced BlackBerry wireless connectivity and synchronization to Novell GroupWise customers. This solution directly integrates with GroupWise running in NetWare, Windows and Linux environments.

As one of the world’s largest health organizations, New York City Health and Hospitals needs to be able to securely communicate business and clinical information 24x7x365,” said Corey Cush, Sr. Director of Networking Services, New York City Health and Hospitals Corporation (NYCHHC). “With BlackBerry integration into GroupWise, our clinical and executive staffs are able to stay in touch while traveling throughout the five boroughs of NYC. In addition, it is imperative for the business and clinical aspect of healthcare to remain accessible at all times. As the senior director of network services for NYCHHC, I have first-hand knowledge of the significance of 24-hour accessibility. BlackBerry allows that accessibility, thus improving response time, which can be crucial for our patients.”

“The Senate of Pennsylvania’s trial of BlackBerry Enterprise Server for Novell GroupWise has been very successful,” said Deborah Maguire, Executive Director of Computer Services. “The ease of application deployment and state-of-the-art wireless communications has helped staff stay in touch on many levels, including email, instant calendar updates, as well as contacts and has greatly improved efficiency.”

“Wireless synchronization of corporate applications is essential for business at SCHWARZ PHARMA. BlackBerry Enterprise Server for Novell GroupWise keeps employees up to date and allows them to use enterprise applications on the go,” said Etienne Huber, IT-System Manager at Germany-based SCHWARZ PHARMA. “I was surprised at the ease of installing this solution. We had no problem adding and configuring users.”

“Having the ability to use GroupWise and the BlackBerry platform together has helped everyone stay in touch and enabled faster access to information, helping our productivity to increase. Quiksilver operates global offices and the importance of quick communication is pivotal and the BlackBerry and GroupWise solution has allowed us to grow our wireless communications,” said Peter Varszeghy, IT Support Coordinator for Australia-based Quiksilver.

BlackBerry Enterprise Server v4.0 continues to build upon and enhance many of the core features that have made BlackBerry the leading wireless platform for corporate and government users.  New features include:

Simplified Application Development — BlackBerry provides a robust wireless platform to support enterprise applications such as CRM and business intelligence as well as more specialized applications in sectors such as real estate, health care, legal, government and financial services. BlackBerry Enterprise Server v4.0 provides an enhanced browser and Java development tools that enable developers to easily create and deploy applications for BlackBerry. The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.  BlackBerry Enterprise Server v4.0 also features new development toolkits including additional APIs for browser and phone applications and content protection.

Simplified Deployment and Maintenance – BlackBerry Enterprise Server v4.0 enables users to quickly connect their handheld to BlackBerry Enterprise Server with cradle-less wireless provisioning, making it easier for IT departments to deploy BlackBerry throughout their company. IT administrators can also use the handheld configuration tool to centrally load handheld software and provision handhelds with appropriate user data.

Enhanced Handheld Asset Control — IT departments with BlackBerry Enterprise Server v4.0 are provided with additional statistics regarding handhelds that are deployed for enhanced administration and asset tracking. IT departments can remotely control which applications can be installed on handhelds.

Additional Wireless Security Capabilities — BlackBerry sets the standard for secure wireless data access with support for Triple DES. With BlackBerry Enterprise Server v4.0, additional security features are offered though full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.  Additional features include an optional AES encrypted password keeper application that securely stores password entries (e.g. banking passwords and PINs), wireless IT policy support, wireless password controls, wireless lock/wipe commands and wireless encryption key regeneration.

Increased Access Control — IT administrators can now control which application servers are allowed to push content to handhelds through BlackBerry Mobile Data Service, and control the application servers that users can access through BlackBerry Mobile Data Service. This functionality provides IT administrators more granular control of users accessing content with either a pull or push model.

Offline Improvements — The BlackBerry Browser now supports automatic queuing of web page requests if the user is outside a wireless coverage area when the web page is initially requested. These web page requests are formatted correctly and then queued, similar to how emails are queued when composed while out of coverage. This capability can be used for form submission/applications so forms can be completed on the handheld and sent without worrying about coverage conditions. When back in coverage, these submissions are submitted automatically with responses returned to the queue within the BlackBerry Browser so users can view them.

Enhanced Wireless Experience — BlackBerry continues to add functionality to enhance the end-user experience. BlackBerry Enterprise Server v4.0 provides customers with an enhanced data experience through improved attachment handling capabilities (including the ability to view images, footnotes and track changes), an enriched browser for wireless access to Internet and intranet applications and complete cradle-free wireless synchronization of all email and organizer applications, including the ability to remotely control email filters and out-of-office replies from the handheld.  BlackBerry Handheld Software v4.0 also includes enhanced phone features, such as an improved user interface and an A to Z speed dial.

Additional Enhancements:

  Ability to download a variety of image formats (JPEG, GIF, BMP, TIFF and PNG) and store them on the handheld -more-
  Image manipulation controls (pan, zoom and rotate)
  Ability to search the address book, calendar, memo pad, tasks and messages applications simultaneously
  Support for additional fields and categories within the address book, memo pad and task applications
  Cradle-free, wireless synchronization of `sent items' between a user's BlackBerry handheld and desktop PC
  Ability to tentatively accept calendar appointments on the BlackBerry handheld with or without comments and be notified of meeting conflicts
  BlackBerry Enterprise Server v4.0 enables the delivery of extended character sets such as traditional and simplified Chinese

For more information on the new features of BlackBerry Enterprise Software v4.0 for Novell GroupWise and how to order, please visit www.blackberry.com/go/serverupdate.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

March 21, 2005

FOR IMMEDIATE RELEASE

CABLE & WIRELESS TO OFFER BLACKBERRY IN EASTERN CARIBBEAN ISLANDS

Customers in Antigua and Barbuda, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, and St. Vincent & GrenadinesTo
Have Wireless Access to Voice and Data via BlackBerry

St. Lucia, East Caribbean and Waterloo, Canada – March 21, 2005 Cable & Wireless Ltd. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry® to customers in the Eastern Caribbean islands. Cable & Wireless Ltd. will initially offer the BlackBerry 7280 Wireless Handheld™, a tri-band 850/1800/1900MHz device that features a high-resolution color screen, international roaming capabilities, and the best combined email/data/phone experience. BlackBerry will be available in Antigua and Barbuda, Dominica, Grenada, St. Kitts & Nevis, St. Lucia and St. Vincent & Grenadines and will operate on Cable & Wireless’ GSM/GPRS network.*

“Cable & Wireless is committed to delivering leading data and voice solutions to our customers and we are pleased to work with Research In Motion to introduce the popular BlackBerry wireless platform to our customers in the Eastern Caribbean islands,” said Rick Hulford, VP Mobile, Cable & Wireless Limited. “BlackBerry continues to grow in popularity in the Caribbean and around the world, and our mobile customers will be able to enjoy the benefits of always-on access to voice and data while on the go.”

BlackBerry is an award winning wireless platform that keeps mobile customers connected to the people, data and resources that drive their day. The Java-based BlackBerry 7280™ combines phone, email, text messaging, organizer, web and corporate data applications in a single handheld. The high-resolution screen displays crisp images with support for more than 65,000 colors while the handheld continues to offer superior battery life for optimal wireless performance.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

-more-

“We look forward to extending the reach of BlackBerry to the residents and visitors of the Eastern Caribbean islands,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry mobile experience is being embraced around the world and we think it will prove very popular with Cable & Wireless’ customers.”

Information on service plans is available at Cable and Wireless Ltd.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies and the leading provider of communications in the Caribbean. With operations in Anguilla, Antigua & Barbuda, Barbados, Cayman Islands, Dominica, Grenada, Jamaica, Monserrat, St Kitts & Nevis, St Lucia, St Vincent & The Grenadines and Turk & Caicos, the company provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and Internet services. Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama and the Middle East. For more information about Cable & Wireless, go to www.cw.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Pat Bynoe-Clarke
Cable and Wireless Ltd.
345-916-8522
pat.bynoe-clarke@cw.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Check with Cable & Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

March 21, 2005

FOR IMMEDIATE RELEASE

RIM To Host Fourth Annual Wireless Enterprise Symposium

Enterprise Customers, Analysts and Industry Leaders to Meet In Orlando on April 19-21

Waterloo, ON – March 21, 2005 – The fourth annual Wireless Enterprise Symposium will take place in Orlando, Florida on April 19-21, 2005. The symposium is extended by one additional day this year to help customers keep up with the broadening scope of wireless enterprise technologies and opportunities. This unique conference offers incredible educational and networking opportunities for IT professionals and business executives responsible for developing and implementing wireless enterprise strategies and solutions.

Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is hosting Wireless Enterprise Symposium 2005, which will be co-sponsored by industry leaders from across the mobile spectrum including Motorola, Nortel Networks, salesforce.com, SAP, Cingular Wireless, Nextel, Sprint, T-Mobile Verizon Wireless, METAmessage, Sybase, Televigation and many more. No other forum offers such a focused and complete agenda with important opportunities to engage industry experts, wireless carriers, device manufacturers, software vendors and multi-platform solution providers.

Wireless Enterprise Symposium 2005 offers a broad array of keynote speakers, general sessions, technical seminars, case studies, demonstrations, exhibits, training, labs and workshops. The conference will provide education and high-impact content at both the strategic and hands-on levels. This year’s conference will focus on bringing organizations the knowledge, tools and contacts needed to plan, implement and administrate an effective wireless strategy throughout the enterprise.

In addition to guest speakers from RIM and its co-sponsors, leading industry analysts will present their insights including: Shiv Bakhshi, Director, Mobile Network Infrastructure for IDC; Jack Gold, Vice President Infrastructure Strategies for META Group; Chris Lewis, Enterprise Practice Leader for Ovum; and Robin Simpson, Research Director for Gartner. Lawrence Bossidy, best-selling author and former CEO of Honeywell is also scheduled to present a special keynote address.

Wireless Enterprise Symposium 2005 features three tracks with a choice of more than 50 sessions to enable attendees to customize and maximize their learning opportunities.

Designing and Managing Wireless Architectures

Build the knowledge needed to plan, implement and administer wireless solutions. The sessions in this special track for administrators will focus on building a solid foundation of technical knowledge.

Developing Wireless Applications that Mobilize the Enterprise

Dive into detailed technical sessions that will show attendees how to develop and deploy new applications, maintain and extend existing applications and integrate applications with each other. Learn how to use the BlackBerry platform to leverage investments in existing applications and systems.

Creating Goal-Oriented Wireless Strategies

Sharpen the vision of the wireless future. The sessions in this track feature top industry experts and analysts that will discuss the process involved in planning a wireless strategy that satisfies short-term goals and positions organizations to take advantage of new developments in the future.

For more information about Wireless Enterprise Symposium 2005, visit www.attendwes.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 21, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller